HANNY
VISIONS AHEAD
HANNY HOLDINGS LIMITED
錦興集團有限公司
(Incorporated in Bermuda with limited liability)

[redacted]

06011376

BY AIRMAIL

Date: 17 February 2006

Office of International Corporate Finance
Securities & Exchange Commission
Room 3628
100F Street North East
Washington DC 20549
U.S.A.

SUPPL

Dear Sirs,

HANNY HOLDINGS LIMITED - ISIN US 41068T2087

Attached please find an announcement of Hanny Holdings Limited in respect of delay in despatch of circular dated 16 February 2006 for filing under the ISIN US 41068T2087.

Thank you for your attention.

Yours faithfully,
For and on behalf of
HANNY HOLDINGS LIMITED

Florence Kam
Company Secretary

Encl

O:\Hanny 2006\Correspondence\Letter\003-ADR-ann 16 Feb 06.doc

香港九龍觀塘鴻圖道51號保華企業中心8樓
8/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong
Tel: (852) 2372-0722 Fax: (852) 2598-0408 (General) / 2803-5574 (Accounts)

HANNY

VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock code: 275)

DELAY IN DESPATCH OF CIRCULAR

The Company has applied for a waiver from the strict compliance with Rule 14.38 of the Listing Rules by extending the despatch date of the Circular to no later than 10 April 2006.

Reference is made to the announcement issued by Hanny Holdings Limited dated 26 January 2006 (the "Announcement") in relation to a very substantial disposal regarding the disposal of the assets of the Vendor that relate to the business of the design, development, marketing, distribution and sale of hardware, media and accessories used for storage of electronic data. Terms used herein shall have the same meanings as those defined in the Announcement unless the context requires otherwise.

In compliance with Rule 14.38 of the Listing Rules, the circular in relation to the Disposal (the "Circular") is required to be despatched to the Shareholders within 21 days after the publication of the Announcement, which is, on or before 17 February 2006.

As additional time is required for the preparation of (i) the accountants' report of the Group; (ii) the pro forma financial information of the Remaining Group; and (iii) other financial information of the Group for inclusion in the Circular, application has been made to the Stock Exchange for consent to extend the deadline for despatch of the Circular to 10 April 2006.

As at the date of this announcement, the Directors are as follows :

Executive Directors :
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*

Independent Non-executive Directors :
Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Sin Chi Fai

By order of the board
HANNY HOLDINGS LIMITED
Lui Siu Tsuen, Richard
Deputy Managing Director

Hong Kong, 16 February 2006